

May 26, 2010

via U.S. mail and facsimile

Jesse E. Neyman
Executive Vice President, Finance and Strategic Planning
Flotek Industries, Inc.
2930 W. Sam Houston Pkwy N., Suite 300
Houston, Texas 77043

>   **Re: Item 4.02 Form 8-K**
>   **Filed: May 21, 2010**
>   **File No. 1-13270**

Dear Mr. Neyman:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

1. Please give us a comprehensive, detailed description of how you identified the error discussed in Item 4.02 of your Form 8-K. Provide us with a timeline detailing the important dates and events that transpired, including when the error was identified, significant communications about the error with your auditors, board of directors, audit committee and others, when the decision was made to revise the affected financial statements, the date you engaged UHY LLP specifically to perform audit procedures relating to the revision, and other relevant events.

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Please respond to this comment within 5 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your response to our comment and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief